Exhibit 4.8

This document is a translation of the original Japanese version and is provided for reference purposes only. In the event of any inconsistencies or discrepancies between this translation and the original Japanese document, the Japanese version shall take precedence. The Company accepts no liability for any direct, indirect, or other damages arising from the use of this translation.

LogProstyle Inc.

Share Remuneration Regulations for the Fiscal Year Ending March 31, 2027

(Subsequent Delivery and Contribution-in-Kind Type)

Article 1 (Purpose)

The purpose of these rules is to introduce a performance-linked stock compensation system based on ex-post delivery and to provide for the payment of compensation to the Company’s directors (excluding independent directors; the same shall apply hereinafter) in the form of stock acquisition rights. The same shall apply hereinafter.) The Company shall introduce a performance-linked stock compensation system under which shares of common stock of the Company (hereafter “the Company’s shares”) will be issued to directors of the Company (excluding independent directors), executive officers who do not concurrently serve as directors of the Company and directors of the Company’s subsidiaries who do not concurrently serve as directors of the Company, according to the degree of achievement of medium- to long-term performance targets of the Group and the length of service. The purpose of this plan is to give the Eligible Person an incentive to continuously improve the corporate value of the Company’s group and to promote further value sharing between the Eligible Person and the Company’s shareholders by granting shares of common stock of the Company (the “Company’s shares”), etc. to the executive officers who do not concurrently serve as directors of the Company and directors of subsidiaries of the Company who do not concurrently serve as directors of the Company.

Article 2 (Grantee Persons)

The persons to whom the Rules shall apply will be those who are directors of the Company, executive officers who do not concurrently serve as directors of the Company, or directors of the Company’s subsidiaries who do not concurrently serve as directors of the Company (hereinafter collectively referred to as “the Grantees”) during the applicable period as set forth in Article 3.

Article 3.

1	The period of service of directors of the Company and directors of the Company’s subsidiaries who do not concurrently serve as directors of the Company will be the period from the date of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2026 to the date of the ordinary general meeting of shareholders for the fiscal year ending March 31, 2027, and the period of service of executive officers who do not concurrently serve as directors of the Company will be the period from April 1, 2026 to March 31, 2027. The period from April 1, 2026 to March 31, 2027 (hereafter the “Applicable Period”) will be the period from April 1, 2026 to March 31, 2027 (hereafter the “Applicable Period”). The period for evaluating the achievement of performance goals will be the period from April 1, 2026 to March 31, 2027 (the “Grantee Period”).

2	The period for evaluating the degree of achievement of performance targets will be the period of one fiscal year ending March 31, 2027 (hereafter the “Performance Evaluation Period”). The period for evaluating the achievement of performance targets will be the period of one fiscal year ending March 31, 2027 (the “Performance Evaluation Period”).

3	The delivery of the Company’s shares will be made on the date following the later of either the end of the Relevant Period or the date of submission of the 20-F for the Performance Evaluation Period (the “20-F”) that the Company is required to file under the U.S. Securities Act of 1933. The delivery of the Company’s shares will be made pursuant to a resolution of the Board of Directors’ meeting to determine the issuance of shares for such delivery or the disposition of treasury shares, to be held within two months following the later of the date of submission of the 20-F (the “20-F Filing Date”).

Article 4 (Details of Delivery of Shares and Cash, etc.)

1	Under the Rules, the Company shall grant to the eligible persons a type of stock-based compensation in which the Company’s shares and money in the number and amount calculated in accordance with the degree of achievement of the performance targets for the performance evaluation period and the period of service during the subject period will be delivered to the eligible persons after the end of the subject period.

2	The number of shares to be delivered to the grantee under the Rules (the “Final Number of Shares to be Delivered”) will be calculated for each grantee. The number of shares to be delivered to the Eligible Person’s employees under the Rules (hereafter the “Final Number of Shares to be Delivered”) will be calculated based on the standard number of shares to be delivered calculated for each Eligible Person (hereafter the “Standard Number of Shares to be Delivered”). The specific calculation method of the number of shares to be finally delivered to each Eligible Person will be as set forth in the Exhibit attached hereto.

3	The amount of money to be delivered to the subject person pursuant to these regulations (hereinafter referred to as the “final amount of money to be granted”). The amount of cash to be delivered to the Grantee under the Rules (the “Final Cash Grant Amount”) will be the number of shares of the Company’s common stock to be delivered to the Grantee (the “Base Delivery Shares”) calculated for each Grantee multiplied by the achievement level of performance targets, tenure ratio, position adjustment ratio, and cash delivery ratio, plus the number of shares to be issued or disposed of after the performance evaluation period by resolution of the Company’s Board of Directors (the “Board Resolution to Deliver Shares”). The amount to be determined by the Board of Directors will be based on the amount obtained by multiplying the closing price of the Company’s common stock in regular trading on the NYSE American (or, in the case of a market change, the U.S. stock exchange after the market change. The amount to be determined by the Board of Directors (hereafter the “share price at the time of delivery”) The amount will be multiplied by the amount determined by the Board of Directors (hereafter the “share price at the time of grant”) to the extent that the amount is not particularly favorable to the grantee.

4	With respect to the Grantee who newly assumes office as a director of the Company during the Relevant Period, in the calculation of the final number of shares to be delivered and the final amount of money to be delivered as set forth in the attached calculation method, the amount will be proportionally divided by the number of months he/she has been in office during the Relevant Period using the formula concerning the ratio of the period of service in office. In the event that a director assumes office in the middle of a month, he/she will be deemed to have held office for one month.

5	If a Director retires for justifiable reasons during the eligible period (except in cases where the Director assumes or is reappointed as a Director of the Company or its subsidiary or an Executive Officer of the Company at the same time as his/her retirement or retires due to death), he/she will be deemed to have been in office for one month. The same shall apply hereinafter in this paragraph.) With respect to the eligible persons who retire (except in cases where the eligible persons retire and simultaneously assume office or are reappointed as directors or executive officers of the Company or its subsidiaries, or retire due to death), the number of months in office during the subject period will be proportionally divided by the number of months in office using the formula for the ratio of the period in office in the calculation of the final number of shares to be delivered and the final cash amount to be delivered, as provided in the attached calculation method. In the event of retirement in the middle of a month, it will be deemed as if the employee had been in office for one month.

6	If the eligible person retires due to death after the start of the subject period but before the vesting date stipulated in Article 6 of these Rules, the amount of money obtained by multiplying the final number of shares to be delivered calculated in accordance with the calculation method in the Exhibit attached hereto by the market price of the Company shares at the time of such retirement will be paid to the person who succeeds the rights under these Rules pursuant to the procedures stipulated in Article 7 of these Rules (or, if there is more than one such person, their representative. The amount of money obtained by multiplying the final number of shares to be delivered by the market price of the Company’s shares at the time of such resignation by the final number of shares to be delivered. The Company shall deliver to the person who succeeds to the rights under the Rules (if there is more than one such person, the representative of each such person; the “Successor”) in accordance with the procedures set forth in Article 7 of the Rules. The amount of money will be delivered to the person who succeeds to the rights under the Rules in accordance with the procedures set forth in Article 7 of the Rules. The market price of the Company’s shares at the time of such retirement will be the amount equivalent to the yen value of the Company’s shares based on the closing price of the Company’s shares in regular trading on the NYSE American on the date of such retirement (or the closing price of the immediately preceding trading day if no trading took place on such date) converted based on the exchange rate on such trading day, to the extent such amount is not particularly favorable to the person who is to subscribe to the shares. The amount will be determined by the Board of Directors to the extent that the amount is not particularly favorable to the grantee who subscribes for the Company’s shares. However, in the event that the deceased grantee is a director of the Company, if the amount of money calculated as a result of the calculation exceeds 200 million yen in the total amount of compensation, etc. for the performance evaluation period to which the date of delivery of such money under this plan belongs, the amount will be reasonably adjusted so that it does not exceed such amount.

7	In the calculation of the final number of shares to be delivered as set forth in the attached calculation method, any fraction of less than one (1) share that arises in the calculated number of shares to be delivered will be rounded down. In addition, if, by the time the shares are delivered, the total number of outstanding shares of the Company is less than the number of shares to be issued in the event of a reverse stock split, stock split (including gratis allotment of shares) or share consolidation, the number of shares to be issued will be rounded down. The same shall apply hereinafter in for the description of stock split). If the total number of issued shares of the Company increases or decreases due to a reverse stock split or stock consolidation or stock split (including gratis allotment of shares; the same shall apply hereinafter in for the description of stock split), the final number of shares to be delivered after adjustment will be calculated by multiplying the final number of shares to be delivered before adjustment by the ratio of reverse stock split or stock consolidation.

Article 5 (Reasons for forfeiture of Rights)

The grantee shall not acquire the right to receive the shares to be delivered if any of the following events occurs prior to the date of the establishment of the right as set forth in the following Article.

(1)	If the Grantee is sentenced to imprisonment without work or severer punishment

(2)	Where a petition for commencement of bankruptcy proceedings, civil rehabilitation proceedings, or other similar proceedings is filed against the Grantee.

(3)	If the Eligible Person is subject to a petition for seizure, provisional seizure, provisional disposition, compulsory execution, or auction, or is in arrears with respect to taxes and public dues

(4)	If the Grantee Person resigns from his/her position as a director or executive officer of the Company or any of its subsidiaries (except (i) if the Grantee Person assumes or reassumes the position of director or executive officer of the Company or any of its subsidiaries upon his/her resignation, (ii) if he/she resigns due to justifiable reasons, or (iii) if he/she resigns due to death).

(5)	If the Board of Directors of the Company recognizes that the Grantee has been engaged in a business that competes with the business of the Company’s group or has been appointed as an officer or employee of a corporation or other organization that competes with the business of the Company’s group (except in cases where the prior written consent of the Company has been obtained).

(6)	If our board of directors determines that the financial condition or business performance of our group has been seriously adversely affected as a result of gross negligence or intentional misconduct by the Grantee, such as serious accounting irregularities or huge losses

(7)	If the Board of Directors of the Company determines that the Eligible Person has violated laws and regulations or the internal rules of the Group in a material respect, or if the Board of Directors of the Company otherwise determines that it is not appropriate to deliver shares or money to the Eligible Person.

Article 6 (Procedures for Delivery of Shares and Cash, etc.)

1	The Eligible Person shall deliver the shares and cash by submitting to the Company a written request for delivery in the form prescribed by the Company and other documents deemed necessary by the Company (the “Delivery Procedure”) by the later date of either the last day of the Eligible Period or the 20-F filing date. The Eligible Person may request the grant of the stock acquisition rights to the person who is to receive the stock and money on the Vesting Date by submitting to the Company a written request for delivery in the form prescribed by the Company and other documents deemed necessary by the Company (the “Delivery Procedures”). The grantee shall follow the prescribed procedures for the delivery of shares and money (the “Delivery Procedures”), such as submitting to the Company a written request for delivery in the form prescribed by the Company and other documents deemed necessary by the Company, and shall acquire the right to receive the shares and money on the Vesting Date.

2	If the grantee fails to properly follow the Delivery Procedure stipulated in Paragraph 1 or otherwise violates these Rules between the end of the Performance Evaluation Period and the Vesting Date, the grantee shall forfeit the right to receive the delivery of the subject shares and money.

3	If the grantee retires due to death after the commencement of the subject period (or after the date of election for those newly elected as directors after the commencement of the subject period) but before the vesting date, the successor to the rights shall, notwithstanding Paragraph 1, complete the delivery procedures within 3 months of the date of retirement, and on the date the delivery procedures are completed The successor to the rights shall have the same date as the date of determination of the right to receive the cash payment. The successor to the rights shall forfeit the right to receive the cash payment if he/she fails to properly follow the delivery procedures stipulated in Paragraph 1 by the above deadline or otherwise violates these Rules.

4	If the grantee or the successor to the grantee acquires the right to receive delivery under these Rules on the Vesting Date, the Company will be obligated to deliver shares or money to the grantee or the successor to the grantee in accordance with these Rules.

5	Delivery of shares under the Rules will be made by issuing shares or disposing of treasury stock based on the resolution of the Board of Directors.

6	The Company shall, by a resolution of the Board of Directors, grant to each grantee a monetary compensation claim in the amount calculated by multiplying the number of shares to be finally granted to each grantee by the amount to be paid in for such issuance of shares or disposal of treasury shares, and such grantee will be obliged to pay such monetary compensation claim in kind in such issuance of shares or disposal of treasury shares. The Eligible Person shall acquire the shares to be issued or disposed of by the Company by making a contribution in kind at the time of the issuance of the shares or disposal of the treasury shares.

7	The amount to be paid in for the issuance of shares or the disposition of treasury stock as set forth in Paragraph 5 of this Article will be the yen equivalent of the closing price of the Company’s common stock in regular trading on NYSE American on the trading day immediately preceding the date of the resolution of the Board of Directors to grant such shares (or, if no such trading day has occurred, the closing price on the immediately preceding trading day) converted based on the exchange rates on such trading day. The amount to be determined by the Board of Directors, to the extent that the amount is not particularly favorable to the grantee who subscribes to the Company’s shares, based on the yen equivalent.

8	The total number of the final number of shares to be granted to the grantee in one fiscal year and the total amount of monetary compensation claims and the final amount of money to be delivered in relation to such grant will be up to 500,000 shares and the total amount of monetary compensation claims and money of 200 million yen. In the event that the total number of shares or the total amount of money to be delivered under the Rules exceeds such upper limit, notwithstanding the provisions of Article 4, Paragraphs 2 and 5, the amount will be adjusted pro rata in accordance with the number of shares to be finally delivered to all the grantees whose grants exceed such upper limit.

9	The delivery of money to the grantee or the successor in title under these Rules will be made by wire transfer to an account at a financial institution notified by the grantee or the successor in title within two (2) months from the date of the establishment of the right.

10	If the Company is obliged to withhold taxes under the procedures in this Article, the Grantee or the successor in title shall, upon the Company’s request, remit the amount of withholding taxes to the bank account designated by the Company by the date and time specified by the Company.

Article 7 (Scope and Order of Successors in the Event of Death)

In the event of the death of the Grantee, the heirs of the Grantee shall notify the Company of the name and address of the successor to the rights (or, if the address is outside Japan, the address and contact address in Japan) in writing prescribed by the Company within 3 months after the death.

Article 8 (Treatment in the Event of Reorganization, etc.)

1	If the matters listed in each of the following items are approved at a general meeting of shareholders of the Company (however, if approval by a general meeting of shareholders of the Company is not required in Item 2 or by the Board of Directors of the Company in Item 6) during the Relevant Period (provided, however, that the date specified in each of the following items (hereafter “Effective Date of Reorganization, etc.”) is scheduled to arrive before the time of share delivery under Article 6 of the Rules) (In the case of items (i) and (vi), limited to when the date specified in each of the following items (hereafter the “Effective Date of Reorganization, etc.”) is scheduled to arrive before the time of share delivery under Article 6 of the Rules) The final number of shares to be delivered will be calculated in accordance with the calculation method in the Exhibit attached hereto, multiplied by the market price of the Company’s shares on the date of such approval (hereafter the “Date of Approval of Reorganization, etc.”). The Company shall deliver cash in an amount equal to the sum of the amount obtained by multiplying the final number of shares to be delivered by the market price of the Company’s shares on the date of approval (hereafter the “Reorganization Approval Date”). The market price of the Company’s shares on the Reorganization Approval Date will be the amount obtained by multiplying the closing price of the Company’s shares in regular trading on the NYSE American on the said date (or the closing price of the immediately preceding trading day if no trading was conducted on the said date) by the yen equivalent amount converted based on the exchange rate on the said trading day, to the extent not particularly favorable to the Eligible Person who subscribes to the shares. The amount will be determined by the Board of Directors to the extent that it is not particularly advantageous to the person who is to subscribe for the Company’s shares. However, if the total of the amount of money to be delivered to the Eligible Person as a result of the calculation and the amount of monetary compensation claims and money, if any, already paid to the Eligible Person during the relevant Performance Evaluation Period exceeds the maximum amount of 200 million yen, the amount of money to be delivered will be determined by the Board of Directors within an amount that is not particularly favorable to the Eligible Person’s shareholders who subscribe to the Company’s shares based on the yen equivalent amount converted based on the exchange rate on the relevant transaction date. If the total amount of the monetary compensation claims and the amount of money already paid to the eligible persons exceeds the upper limit of 200 million yen, the amount of money to be delivered will be adjusted proportionally according to the final number of shares to be delivered to all of the eligible persons whose performance exceeds the upper limit.

(1)	Merger agreement in which the Company will be the dissolving company Effective date of the merger

(2)	Absorption-type company split agreement or incorporation-type company split plan in which the Company becomes the splitting company (limited to cases in which the Company delivers all or part of the split consideration to be delivered as a result of the company split to the shareholders of the Company on the effective date of the company split) Effective date of the company split

(3)	Share exchange agreement or share transfer plan under which the Company becomes a wholly owned subsidiary Effective date of the share exchange or share transfer

(4)	Reverse stock split (limited to cases where the reverse stock split results in the delivery of only a fraction of less than one share as the base number of shares to be delivered to the Eligible Person’s shareholders) Effective date of the reverse stock split

(5)	Acquisition of all of the common shares of the Company by attaching a call provision set forth in Article 108, Paragraph 1, Item 7 of the Companies Act to the shares of the Company (the “Call Provision”) Date of acquisition set forth in Article 171, Paragraph 1, Item 3 of the Companies Act

(6)	Request for sale of shares (meaning the request for sale of shares provided for in Article 179, Paragraph 2 of the Companies Act) for the Company’s shares The acquisition date stipulated in Article 179-2, Paragraph 1, Item 5 of the Companies Act

2	In order to receive the cash payment pursuant to the preceding paragraph, the Eligible Person shall complete the delivery procedures by the deadline set by the Company, and the cash payment set forth in the preceding paragraph will be made by wire transfer to an account at a financial institution notified by the Eligible Person within 30 days of the date of approval of the Reorganization, etc. If the Company is liable for withholding tax, Article 6, Paragraph 10 shall apply mutatis mutandis.

Article 9 (Clawback Clause)

1	During the period of one (1) year after the date of delivery of the Company’s shares and money under the Plan (provided, however, that if the Board of Directors of the Company determines a different period from such period, such period will be the said period. In the event that the Company’s Board of Directors determines that the financial condition or business performance of the Company’s group has been seriously adversely affected as a result of material negligence or intentional misconduct by the Eligible Person, such as serious accounting irregularities or huge losses, the Eligible Person will be obligated to return all or part of the Company shares and money delivered under the Plan and these rules and regulations, The Eligible Person will be obligated to return all or a part of the Company’s shares and money delivered under the Plan and the Rules to the Company. If the Company or a company belonging to the Group has any obligation to pay remuneration or any other obligation to the Grantee at or after the time when such obligation to return occurs, the Company or the company belonging to the Group may set off the obligation subject to the obligation to return against the obligation to the Grantee by the amount equivalent to the amount owed by the Grantee to the Company or the company belonging to the Group, and the Grantee may object to such set-off. The Eligible Person shall accept such setoff without objection.

2	The number of the Company’s shares to be returned by the Eligible Person in the preceding paragraph, the amount of money to be returned, the timing of the return, and other necessary matters will be determined by the Board of Directors of the Company. The amount of money to be returned will be the amount after deducting the amount of taxes and dues (withholding tax) at the time of delivery of the Company’s shares or money. In the event that the grantee sells all or part of the shares to be returned and is unable to return all or part of such shares, in lieu of the Company shares that cannot be returned, an amount equivalent to the amount of the monetary compensation claims granted to deliver such shares at the time of delivery of such shares will be returned.

Article 10 (Prohibition of Disposition of Rights of Beneficiaries)

It will be prohibited for the grantee and the successor to the grantee to assign or offer as security any rights acquired under these Rules.

Article 11.

The Grantee and the Successor will bear the income tax and all other taxes, public dues and other expenses imposed on them as a result of the sale or other disposal of the delivered shares.

Article 12. (Handling of Personal Information)

The Company may use the Eligible Person’s personal information obtained from the Eligible Person for the purpose of preparing and maintaining the register of shareholders as provided for in the Companies Act, preparing various reports to the Eligible Person and conducting other necessary procedures.

Article 13 (Compliance with Relevant Laws and Regulations)

The Eligible Person shall comply with the Companies Act, the Financial Instruments and Exchange Act, other applicable laws and regulations, and the internal rules of the Group with respect to the holding and sale of shares to be delivered under the Rules.

Article 14 (Amendment or Abolition of the Rules)

These Rules may be partially or wholly revised or abolished by a resolution of the Board of Directors after deliberation by the Compensation Advisory Committee of the Company in response to changes in economic conditions or the Company’s financial position, or revisions to laws, accounting and taxation systems, including those for which the applicable period has commenced. However, the Company shall follow the procedures required by laws and regulations, such as approval at a general meeting of shareholders.